May 11, 2011

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Southwest Airlines Co.
Form 10-Q for the Quarter Ended March 31, 2011 (the “Form 10-Q”)
Filed on April 25, 2011
File No. 001-00812

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 28, 2011, with respect to the referenced document.  For ease of reference, we have reproduced below the full text of the Staff’s comments, followed by the Company’s response.  Due to the interrelated nature of the Staff’s comments, the Company’s response is intended to address both comments.

Form 10-Q for the Quarter Ended March 31, 2011

1.
We note that on April 1, 2011 your flight #812 rapidly lost cabin pressure after the plane’s fuselage ruptured causing a 5 foot long tear just after takeoff from Phoenix.  We note that this caused you to cancel over 600 flights and inspect approximately 80 airplanes, which lead to the discovery of 5 additional planes with cracks.  Please tell us what the impact of this incident was.  Additionally, please confirm to us that in your management’s discussion and analysis in the June 30, 2011 Form 10-Q will discuss, analyze and quantify the impact of this incident.

2.
In view of the extensive media coverage of this matter, the discovery of additional aircraft with cracks, the inspections being done by the National Transportation Safety Board and the significant amount of flights that were cancelled, it is unclear to us why your management’s discussion and analysis section as well as notes to the financial statements in your March 31, 2011 Form 10-Q filed April 25, 2011 did not provide any disclosure of this known event, uncertainty and contingency on your results of operations, financial condition and/or cash flows.  Please completely and clearly advise accordingly.

Response:

In connection with the Company’s preparation of its first quarter 2011 Form 10-Q, management of the Company assessed both (i) the known impact of the incident upon the Company’s financial condition and results of operations to determine whether such impact was material to date, and (ii) the likelihood that the incident would have a material impact on the Company’s future financial condition and results of operations. For the reasons discussed below, management concluded that, at the time of the Form 10-Q filing, the incident had not materially impacted the Company’s financial condition and results of operations.  In addition, management concluded that there were no known facts or circumstances related to the incident that were reasonably likely to have a material impact on the Company’s future financial condition and results of operations.

Known impact on the Company’s financial condition and results of operations at the time of filing of the Form 10-Q.

Although the Company cancelled 624 flights over a three-day period, this represented (i) less than 7 percent of the Company’s total scheduled flights for the same three-day period and (ii) approximately two-tenths of one percent of the Company’s expected second quarter 2011 flight schedule.  In addition, the Company was able to re-accommodate (on other Southwest flights) the majority of its passengers who were directly or indirectly affected by the incident.  The net second quarter 2011 revenue impact of the incident was only approximately $5 million.  Furthermore, the Company experienced cost savings related to fuel and other expenses that were not incurred with respect to the cancelled flights.  As a result, the Company has estimated the incident had a known net financial impact of approximately $2 million on its second quarter 2011 net income.  Although the incident has received media attention, its financial impact on the Company has been no more significant than the immaterial impact of ordinary course events such as weather-related events. Therefore, the Company concluded that it did not have a Form 10-Q disclosure obligation based on the known financial impact at the time of filing.

Likelihood that the incident would have a future material impact on the Company’s financial condition and results of operations.

By the time the Company filed the Form 10-Q, (i) the National Transportation Safety Board had reported that “all required aircraft inspections were up-to-date and no discrepancies were found.  There were no outstanding maintenance items at the time of the accident.  All airworthiness directives were complied with and were up to date….”; and (ii) the Company was comfortable in concluding that the incident was an isolated event.  In addition, the Company saw no evidence that the incident had negatively affected customer demand.  Therefore, the Company concluded that there were no known facts or circumstances related to the incident that were reasonably likely to have a material impact on the Company’s future financial condition and results of operations.  This conclusion also considered the impact of additional inspections recently mandated by the Federal Aviation Administration for certain 737 aircraft operated by any domestic carrier as a result of this incident.

Since the filing of the Form 10-Q, the manufacturer of the applicable aircraft type has reported that initial data suggests a possible manufacturing workmanship issue on the specific airplane, rather than a design issue with respect to the aircraft type as a whole or any inspection deficiencies on the part of the Company.  The Company is continuing to work with its insurance provider, as well as with the manufacturer of the aircraft, to determine whether there will be any further financial impact associated with the Flight #812 aircraft itself.  If the Company were to make the decision to repair the aircraft, its financial liability associated with the repair is expected to be limited to less than $1 million as a result of insurance coverage in place.  If the Company were to make the decision to not repair the aircraft, its financial liability would also be immaterial, due to the combination of the insurance coverage in place and the fair value of the reusable major components, considered in conjunction with the existing net book value of the aircraft.  In addition, the Company has yet to see evidence that the incident has negatively affected customer demand. Therefore, given the current facts and circumstances surrounding the incident, the Company does not currently anticipate including disclosure related thereto in its Form 10-Q for the second quarter 2011. Nevertheless, the Company will continue to evaluate any new information that may become available to it with respect to the incident for the purpose of determining whether disclosure related thereto is required in the future and will comply with any applicable disclosure requirements.

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In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)